CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the use of our report dated March 7, 2008, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Fairfax Financial Holdings Limited’s Annual Report on Form 40-F for the year ended December 31, 2007. We also consent to the reference to us under the heading “Interests of Experts” in the Annual Information Form of Fairfax Financial Holdings Limited for the year ended December 31, 2007.

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 7, 2008
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International
Limited, each of which is a separate and independent legal entity.